VIA EDGAR

To:	United States Securities and Exchange
Commission
Re:	Tahoe Resources Inc. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F to be filed by the Company with the United States Securities and Exchange Commission and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2015 (the “Annual Information Form”).

I, Charles Muerhoff, SME RM, Vice President, Technical Services, of the Company, Reno, Nevada, hereby consent to:

  the use of my name in connection with my involvement in (i) the preparation of the technical report entitled Technical Report on the Shahuindo Mine, Cajabamba, Peru dated January 25, 2016 with an effective date of January 1, 2016 (the “Technical Report”), and (ii) the verification of the post Escobal, La Arena and Shahuindo Feasibility Studies technical information included in the Annual Information Form;

  references to the Technical Report, or portions thereof, in the Annual Information Form;

  the disclosure of such post Escobal, La Arena and Shahuindo Feasibility Studies technical information in the Annual Information Form; and

  the inclusion and incorporation by reference of (i) the information derived from the Technical Report, and (ii) such post Escobal, La Arena and Shahuindo Feasibility Studies technical information, in the Annual Report.

Dated the 24th day of March, 2016

/s/ Charles Muerhoff
Charles Muerhoff, SME RM